_
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                           PURSUANT TO RULE 13A-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the period of  November 29 to November 29, 2002
                   --------------------------------


                      Crystallex International Corporation
                      ------------------------------------
                 (Translation of registrant's name into English)

            579 Richmond West, #301, Toronto, Ontario, M5Z 1Y6 Canada
            ---------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

             Form 20-F    X            Form 40-F
                         ---                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes                 No   X
                        ----               ----

                      CRYSTALLEX INTERNATIONAL CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2002

                         (Expressed in Canadian dollars)

CRYSTALLEX INTERNATIONAL CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in Canadian dollars) (Unaudited - Prepared by Management)

=============================================================================

                                                   September 30,
                                                        2002,      December 31,
                                                    As Restated        2001

-----------------------------------------------------------------------------

                                                      (Note 19)

ASSETS

CURRENT

    Cash and cash equivalents                     $  1,561,379  $ 14,409,831

    Accounts receivable (Note 3)                     3,193,217     2,883,091
    Production inventories (Note 4)                  8,184,441     8,201,031
    Supplies inventory and prepaid
       expenses (Note 5)                             1,286,680     2,120,752
    Marketable securities (Note 6)                      97,156       235,901

    Due from related parties                            58,543         8,735
                                                  ------------  ------------
                                                    14,381,416    27,859,341

SECURITY DEPOSITS                                      192,885       306,218


LONG-TERM INVESTMENT SECURITIES (Note 6)             2,643,338     2,643,338

PROPERTY, PLANT AND EQUIPMENT (Note 8)             196,293,896   166,265,454

DEFERRED FINANCING FEES (Note 9)                       970,331     1,269,652
                                                  ------------  ------------


                                                  $214,481,866  $198,344,003
============================================================================


                                  - continued -

        The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)


=========================================================================================

                                                           September 30,
                                                                2002,        December 31,
                                                            As Restated          2001

------------------------------------------------------ ----------------- -----------------

                                                            (Note 19)

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

    Accounts payable and accrued liabilities           $    11,711,768   $    16,353,678
    Due to related parties                                     171,867           437,506
    Deferred charges                                         5,314,601           525,878
    Current portion of long-term debt                        4,920,321         2,309,559
    Loan payable (Note 10)                                          -            300,000
                                                       ---------------   ---------------
                                                            22,118,557        19,926,621
Reclamation provision                                        1,110,232         1,250,151
Long-term debt (Note 11)                                    33,093,837        24,829,792
Deferred charges                                             9,896,026           646,821
                                                       ---------------   ---------------
                                                            66,218,652        46,653,385

Minority interest                                            5,364,381         7,752,099
                                                       ---------------   ---------------
Shareholders' equity

    Capital stock (Note 13)
       Authorized

           Unlimited common shares, without par
           value Unlimited Class "A" preference
           shares, par value $50 Unlimited
           Class "B" preference shares,
           par value $250
       Issued
           December 31, 2001 - 79,347,194
            common shares

           September 30, 2002 - 88,104,050
            common shares                                  191,678,722       169,766,113
    Equity component of  convertible
        notes (Note 11)                                        621,253           210,138
    Cumulative translation adjustment                       (6,075,456)       (4,675,924)
    Deficit                                                (43,325,686)      (21,361,808)
                                                        ---------------   ---------------
                                                           142,898,833       143,938,519

                                                        $   214,481,866   $   198,344,003
======================================================= ================= =================

Contingencies (Note 8)
Commitments (Note 17)


On behalf of the Board:

"Marc J. Oppenheimer"         Director        "Harry J. Near"      Director
--------------------------------------         -----------------------------



        The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)


====================================================== ================= ================= ================= =================

                                                              Nine Month       Nine Month        Three Month      Three Month
                                                            Period Ended     Period Ended       Period Ended     Period Ended
                                                           September 30,    September 30,      September 30,    September 30,
                                                                    2002             2001               2002             2001

                                                             As Restated       As Restated       As Restated       As Restated

------------------------------------------------------ ----------------- ----------------- ----------------- -----------------

                                                               (Note 19)         (Note 19)         (Note 19)         (Note 19)

OPERATING REVENUE                                      $     33,683,867  $     38,656,098  $     10,364,548  $     11,743,844


OPERATING EXPENSES


    Operations                                               31,079,343        29,449,969         9,832,071        10,366,077
    Amortization                                              3,973,173         4,323,127         1,126,591         1,660,339
    Depletion                                                 1,657,256         2,162,955           800,853           369,376
                                                       ----------------  ----------------  ----------------  ----------------

                                                             (3,025,905)        2,720,047        (1,394,967)         (651,948)
                                                       ----------------  ----------------  ----------------  ----------------


EXPENSES


    Amortization                                                160,162            60,967            50,317            21,748
    Interest on long-term debt                                2,276,237         1,612,205         1,247,995           233,712
    General and administration (Note 13)                      5,142,214         4,239,504         1,823,633         1,362,804
                                                       ----------------  ----------------  ----------------  ----------------


                                                              7,578,613         5,912,676         3,121,945         1,618,264
                                                       ----------------  ----------------  ----------------  ----------------


NON HEDGE DERIVATIVE GAIN (loss)                           (14,626,450)           331,585        (9,599,409)         (322,217)

INCOME (LOSS) BEFORE OTHER ITEMS                           (25,230,968)        (2,861,044)      (14,116,321)       (2,592,429)
                                                       ----------------  ----------------  ----------------  ----------------


OTHER ITEMS

    Interest and other income                                   319,610           326,682           164,858           148,250
    Foreign exchange                                            761,861           103,542           625,548           155,889
    Minority interest                                         2,388,364            88,062           995,982            88,062
    Write-down of marketable securities                        (202,745)               -           (202,745)               -
                                                       ----------------  ----------------  ----------------  ---------------

                                                              3,267,090           518,286         1,583,643           392,201
                                                       ----------------  ----------------  ----------------  ----------------

LOSS FOR THE PERIOD                                    $    (21,963,878) $     (2,342,758) $    (12,532,678) $     (2,200,228)

====================================================== ================= ================= ================= =================

LOSS PER SHARE                                         $          (0.27) $          (0.04) $          (0.15) $          (0.03)

====================================================== ================= ================= ================= =================


DILUTEDLOSS PER SHARE                                  $          (0.27) $          (0.04) $          (0.15) $          (0.03)

====================================================== ================= ================= ================= =================

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING


    Basic                                                    82,721,034        59,215,145        85,686,891        71,766,472
    Diluted                                                  82,721,034        59,215,145        85,686,891        71,766,472

====================================================== ================= ================= ================= =================

        The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

============================================================ =============== ================ =============== ================
                                                                 Nine Month     Nine Month      Three Month     Three Month
                                                               Period Ended    Period Ended     Period Ended    Period Ended
                                                              September 30,   September 30,    September 30,   September 30,

                                                                       2002            2001             2002            2001
                                                                 As Restated      As Restated     As Restated      As Restated

------------------------------------------------------------ --------------- ---------------- --------------- ----------------

                                                                  (Note 19)         (Note 19)      (Note 19)         (Note 19)

CASH FLOWS FROM OPERATING ACTIVITIES


    Income (loss) for the period                             $  (21,963,878) $   (2,342,758)  $  (12,532,678) $   (2,200,228)
    Adjustments to reconcile income to net cash

      used in operating activities:

        Amortization and depletion                                5,692,058       6,547,049        1,879,228       2,051,463
        Deferred charge                                            (588,522)      3,575,167          119,714       1,889,056
        Foreign exchange                                           (761,861)       (103,542)        (625,548)       (155,889)
        Interest on long-term debt                                1,163,049          81,084          797,035              -
        Management fees                                             110,955          54,357           54,705          54,357
        Reclamation provision                                      (139,919)        337,191           14,939         165,341
        Minority interest                                        (2,388,364)        (88,062)        (995,982)        (88,062)
        Non-hedge derivative loss (gain)                         14,626,450        (331,585)       9,599,409         322,217
        Write-down of marketable securities                         202,745              -           202,745              -


    Changes in other operating assets and liabilities, (net of effects from purchase of subsidiaries):

        (Increase) decrease in accounts receivable                 (329,423)       (751,984)         760,492         421,925
        (Increase) decrease in production inventories                15,169        (719,326)         353,901        (106,363)
        (Increase ) decrease in supplies inventory and
        prepaid expenses                                            824,649       1,344,542         (639,349)       (886,626)
        (Increase) decrease in due from related parties             (49,808)        (39,309)             776           6,703
        Increase (decrease) in accounts payable and
        accrued liabilities                                      (4,589,851)     (2,943,368)       1,182,583         352,723
        Decrease in due to related parties                         (265,639)       (129,057)         (75,760)       (208,499)
                                                             --------------  --------------   --------------  --------------

Net cash provided by (used in) operating activities              (8,442,190)      4,490,399           96,210       1,618,118
                                                             --------------  --------------   --------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES

        Purchase of subsidiaries (net of cash acquired)               -          (9,946,780)              -       (8,209,409)
        Purchase of property, plant and equipment               (34,740,884)     (1,936,016)     (31,567,572)      1,847,178
        Security deposits                                           113,333          29,569           35,391          (9,394)
        Purchase of marketable securities                           (64,000)             -                -               -
                                                             --------------  --------------   --------------  -------------

Net cash used in investing activities                           (34,691,551)    (11,853,227)     (31,532,181)     (6,371,625)
                                                             --------------  --------------   --------------  --------------

CASH FLOWS FROM FINANCING ACTIVITIES

        Issuance of capital stock for cash                        4,872,409       2,214,355        3,505,728         178,200
        Debt borrowings                                          26,090,209       7,037,690       21,496,009       4,607,400
        Debt repayments                                            (653,363)       (866,111)        (117,203)       (128,243)
        Financing fees                                             (917,650)             -          (917,650)             -
                                                             --------------  --------------   --------------  -------------

Net cash provided by financing activities                        29,391,605       8,385,934       23,966,884       4,657,357
                                                             --------------  --------------   --------------  --------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
    EQUIVALENTS                                                     893,684        (506,180)       1,131,033         130,339
                                                             --------------  --------------   --------------  --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (12,848,452)        516,926       (6,338,054)         34,189
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                   14,409,831       4,418,442        7,899,433       4,901,179
                                                             --------------  --------------   --------------  --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                     $    1,561,379  $    4,935,368   $    1,561,379  $    4,935,368
============================================================ =============== ================ =============== ================

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 14)

        The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

===================================================================================================================================
                                  Issued              Capital Stock Subscribed                 Equity
                                                                                            Component
                                                                                                of       Cumulative
                                   Number                   Number                           Convertible Translation
                                of Shares      Amount     of Shares    Amount       Deficit     Notes     Adjustment     Total
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31,
  2000                          59,154,221  $130,732,129  1,025,000  $1,955,644  $(21,430,202) $       -   $ (344,513) $110,913,058
     Shares issued for cash      1,800,443     2,787,589          -           -             -          -            -     2,787,589
Shares issued for management
  fees                              65,466       104,550          -           -             -          -            -       104,550
Shares issued for legal
  fees                           1,200,000     2,385,000          -           -             -          -            -     2,385,000
Shares issued for
  mineral property               5,023,224     7,747,767          -           -             -          -            -     7,747,767
Shares issued on
  conversion of notes            3,199,055     4,734,510          -           -             -          -            -     4,734,510
Share issuance costs on
  conversion of notes
  and bank loan                          -      (941,171)         -           -             -          -            -      (941,171)
Shares allotted for
  private placement              1,025,000     1,955,644 (1,025,000) (1,955,644)            -          -            -             -
Shares issued for
  private placement              3,111,111     6,956,333          -           -             -          -            -     6,956,333
Shares issued for bank
  loan                           4,701,615    13,214,573          -           -             -          -            -    13,214,573
Shares issued for
  broker fees                       67,059        89,189          -           -             -          -            -        89,189
Equity component of
  convertible notes                      -             -          -           -             -    210,138            -       210,138
Translation adjustment                   -             -          -           -             -          -   (4,331,411)   (4,331,411)
Income for the year                      -             -          -           -        68,394          -            -        68,394
                                 ---------   -----------  -----------  ----------  -----------  ----------  ----------   -----------
Balance at December 31,
  2001                          79,347,194   169,766,113          -           -   (21,361,808)   210,138   (4,675,924)  143,938,519
Shares issued for cash           2,111,412     4,872,409          -           -             -          -           -      4,872,409
Shares issued for
  management fees                   42,612       110,955          -           -             -          -           -        110,955
Shares issued for
  mineral property                 282,554       873,182          -           -             -          -           -        873,182
Shares issued for bank
  loan                             677,711     1,714,609          -           -             -          -           -      1,714,609
Shares issued for
  finders fee                       35,430        78,655          -           -             -          -           -         78,655
Shares issued on
  conversion of notes            5,607,137    15,171,098          -           -             -          -           -     15,171,098
Share issuance costs on
  conversion of notes                    -    (1,118,437)         -           -             -          -           -     (1,118,437)
Translation adjustment                   -             -          -           -             -          -  (1,399,532)    (1,399,532)
Equity component of
  convertible notes                      -        210,138         -           -             -    411,115           -        621,253

Loss for the period, as
    restated                             -              -         -           -   (21,963,878)         -           -    (21,963,878)
                               -----------    -----------  ---------  ----------   -----------  ---------  ----------   -----------
     Balance at September 30,   88,104,050   $191,678,722         -   $       -   $(43,325,686) $ 621,253 $(6,075,456) $142,898,833
        2002

====================================================================================================================================

        The accompanying notes are an integral part of these consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



1.       NATURE OF OPERATIONS


         The Company is engaged in the production of gold and related activities including exploration, development mining and processing. These activities are conducted primarily in Venezuela and Uruguay. Some of the Company's subsidiaries are economically dependent on the parent entity to provide them with financing, administrative and other technical services, including geological assessments. Accordingly, the ability of these subsidiaries to continue as a going concern is dependent upon the Company's ability to continue raising funds through debt, equity, and operations.


         The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, changes in shareholders' equity and cash flows at September 30, 2002 and for the period then ended have been made. These financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2001. The results of operations for the period ended September 30, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002.

2.       SIGNIFICANT ACCOUNTING POLICIES


         USE OF ESTIMATES

         Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

         PRINCIPLES OF CONSOLIDATION

         These consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant inter-company balances and transactions have been eliminated.


         TRANSLATION OF FOREIGN CURRENCIES


         The accounts of subsidiaries, which are integrated operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in income for the year. The financial statements of the Company's Venezuelan subsidiaries Crystallex de Venezuela S.A., Bolivar Goldfields A.V.V. and El Callao Mining Corp., which are considered integrated subsidiaries operating in hyperinflationary economies, have been translated using the temporal method.

         The accounts of subsidiaries which are self-sustaining operations are translated using the current rate method. Under this method, assets and liabilities are translated at the year end exchange rates. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings. Exchange gains and losses are included in a separate component of shareholders' equity under cumulative translation adjustment. The financial statements of the Company's Uruguayan subsidiary Minera San Gregorio S.A. which is considered a self sustaining subsidiary, has been translated using the current rate method.

         Transaction amounts denominated in foreign currencies are translated into the local functional currency at exchange rates prevailing at transaction dates.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


         ALLOWANCE FOR DOUBTFUL ACCOUNTS

         The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at September 30, 2002 and December 31, 2001.

         MINERAL PROPERTIES

         Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan after production has commenced, are expensed as incurred, and development costs incurred to extend a mine beyond those areas identified in the mining plan which are necessary to access additional reserves are deferred until the incremental reserves are produced. Development costs, including the mineral acquisition and direct mineral exploration costs relating to the mining plan are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.


         PROPERTY EVALUATIONS

         The Company reviews and evaluates the recoverability of the carrying amounts of all its developed mineral properties and related buildings and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves); estimated future commodity price realization (considering historical and current prices, price trends and related factors); and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reduction in the carrying amount of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying amount.


         Estimates of future net cash flows are subject to risks and uncertainties. It is reasonably possible that changes in circumstances may occur in the near term which could affect those future net cash flows and consequently the recoverability of the Company's property, plant and equipment.


         INCOME TAXES

         Effective January 1, 2000, the Company retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


         RECLAMATION COSTS

         The Company's policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land, such as the rehabilitation and re-vegetation of waste rock dumps, the covering up of tailings ponds and the treatment and discharge of residual cyanide solution, and the dismantling of plants, by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is based on management's estimation of reclamation costs to be incurred. The accrued liability is reduced as reclamation expenditures are made. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in costs estimated. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

         The total estimated remaining reclamation cost as of September 30, 2002 for Uruguay is approximately $1,558,600 (December 31, 2001 - $1,930,000) and for Venezuela is $Nil (December 31, 2001 - $Nil), as these types of costs and activities are not required under Venezuelan law or expected to be incurred by the Company.

         REVENUE RECOGNITION

         Revenue from mining operations is recognized in the accounts upon delivery when title passes and collection of the sale is reasonably assured.

         Production inventories

         Production inventories of gold in process are stated at the lower of average production cost and net realizable value. Production inventory is comprised of finished goods, ore in processing, stockpile, and consumables and spare parts used in the gold production process. The Company includes all direct and indirect costs in the calculation of the cost of its stockpiled and in process inventory, including depreciation of equipment and facilities and overhead related to production. It is at least reasonably possible that estimates of recoverable ore, grade and gold prices will change in the near term which could cause the Company to write-down production inventories.


         SUPPLIES INVENTORY

         Supplies inventory is valued at the lower of average and replacement costs.


         PLANT AND EQUIPMENT

         Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods:

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


         PLANT AND EQUIPMENT (cont'd.....)

              Buildings                                  5 years
              Field vehicles                             5 years
              Furniture and equipment                    5 years
              Installations                              5 years
              Mill                                       20 years
              Mining equipment                           10 years


         MARKETABLE SECURITIES

         Marketable securities are carried at the lower of cost and market value.


         DEFERRED FINANCING COSTS

         Costs related to the Company's financings are deferred and amortized over the related term of the debt financing.


         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include highly liquid investments with original maturities of three months or less.


         BASIC INCOME (LOSS) PER SHARE


         Basic income (loss) per share is calculated using the weighted-average number of shares outstanding during the year.


         In accordance with the revised recommendations of the CICA, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments on diluted income per share. Under this method, the dilutive effect on earnings per share is recognized to include all potentially convertible instruments such as options warrants and other similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and has no material impact on the amounts presented.


         LONG-TERM INVESTMENT SECURITIES

         Long-tern investment securities are stated at cost, unless there has been an other than temporary decline in value at which time the securities are written down and the unrealised loss is recognized in the determination of net income.

         COMMODITY INSTRUMENTS

         The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         COMMODITY INSTRUMENTS (cont'd.....)

         The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

         On October 24, 2000 the CICA Emerging Issues Committee issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after that date are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in earnings in the period of the change.

         STOCK-BASED COMPENSATION PLAN

         Effective January 1, 2002, the Company adopted the New CICA Handbook
         Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected to adopt the intrinsic value-based method for employees awards. Any consideration paid by the option holders to purchase shares is credited to share capital. The adoption of this accounting policy has no effect on the financial statements of either the current period or prior periods presented.

         COMPARATIVE FIGURES

         Certain comparative figures have been adjusted to conform to the current year's presentation.


3.       ACCOUNTS RECEIVABLE

         Included in accounts receivable is a note receivable of $85,000 that is unsecured, bears interest at prime plus three percent and matures on October 19, 2003.

4.       PRODUCTION INVENTORIES


         ============================== ================ ===============

                                           September 30     December 31
                                                   2002            2001

         ------------------------------ ---------------- ---------------

         Finished goods                 $           -    $      488,424
         Ore in processing                     770,600          586,102
         Stockpile                             239,506          977,110
         Consumables and spare parts         7,174,335        6,149,395
                                        --------------   --------------
                                        $    8,184,441   $    8,201,031

         ============================== ================ ===============

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



5.       SUPPLIES INVENTORY AND PREPAID EXPENSES
         ================================================== ===============

                                          September 30     December 31
                                              2002            2001

         ------------------------------ ---------------- ---------------


         Supplies inventory             $           -    $      791,149
         Prepaid expenses                    1,286,680        1,329,603
                                        --------------   --------------

                                        $    1,286,680   $    2,120,752

         ============================== ================ ===============


6.       SECURITIES

         The quoted market value of marketable securities at September 30, 2002 is $97,156 (December 31, 2001 - $269,718).

         The Company's investment in long-term investment securities consists of shares in a publicly listed company. The quoted market value of long-term investment securities at September 30, 2002 is $408,000 (December 31, 2001 - $610,000).

7.       ACQUISITION

         Effective February 27, 2001, the Company acquired approximately 80% of the outstanding share capital of El Callao Mining Corp ("ECM") and, also from Bema Gold Corporation ("Bema"), assets related to ECM. The company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

         The acquisition has been accounted for by using the purchase method, and can be summarized as follows:

============================================= ================

Cash and cash equivalents                     $        15,061
Accounts receivable and other assets                  491,338
Note receivable                                     2,240,780
Property, plant and equipment                      21,924,939
Accounts payable and accrued liabilities             (648,712)
Minority Interest                                  (8,909,425)
                                              ---------------
Consideration paid                            $    15,113,981
============================================= ================
Consideration paid consists of:

    Cash paid                                 $     9,782,009
    Common shares of the Company
      (3,987,535 common shares)                     5,150,520
    Acquisition costs                                 181,452
                                              ---------------

                                              $    15,113,981
============================================= ================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



8.       PROPERTY, PLANT AND EQUIPMENT

============================================ ================ ================

                                                September 30,     December 31,
                                                         2002             2001
-------------------------------------------- ---------------- ----------------


Plant and equipment                           $  63,138,078    $  61,044,046
Mineral properties                              143,977,802      112,781,913
Deferred exploration costs                       19,430,318       17,036,134
                                             --------------   --------------

                                                226,546,198      190,862,093


Less:  Accumulated amortization                 (21,033,041)     (17,029,307)

Less:  Accumulated depletion                     (9,219,261)      (7,567,332)
                                             --------------   --------------


                                              $ 196,293,896    $ 166,265,454
============================================ ================ ================



============================================ ================ ================

                                                September 30,     December 31,
Mineral properties:                                      2002             2001
-------------------------------------------- ---------------- ----------------

Albino 1 Concession                          $    17,710,939  $    17,710,939
Bolivar Goldfields properties                     20,885,703       20,959,392
Cristinas Concessions                             73,866,761       42,641,589
El Callao properties                              26,795,322       26,795,322
Mineiro Concession                                   724,548          724,548
Santa Elena, San Miguel and
  Carabobo Concessions                             3,476,243        3,431,837
San Gregorio Mining Concession                            -                -
Knob Hill property                                   518,283          518,283
Other properties                                           3                3
                                             ---------------  ---------------

                                                 143,977,802      112,781,913
Less:  Accumulated depletion                      (7,419,820)      (6,217,282)
                                             ---------------  ---------------
                                             $   136,557,982  $   106,564,631
============================================ ================ ================
Costs of mineral properties represent acquisition costs. Exploration and development costs are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)

8. PROPERTY, PLANT AND EQUIPMENT (cont'd...)


=================== =========== =========== =========== ========== ============ =========== ============ ============

                                                                       Santa
                                   Bolivar                           Elena, San        San
Exploration                     Goldfields   El Callao               Miguel and    Gregorio   September     December
and Development     Albino 1    Properties  Properties  Mineiro        Carabobo      Mining         30,         31,
costs:              Concession                          Concession  Consessions  Concession        2002         2001

------------------- ----------- ----------- ----------- ---------- ------------ ----------- ------------ ------------

Contracting         $  482,051  $4,694,746  $1,406,333  $      -   $  148,310   $       -   $ 6,731,440  $5,455,358
Equipment rental
  and expenses         712,073     250,387      75,004         -       74,112    1,088,535    2,200,111   1,497,123
Consulting fees        444,782          -           -          -       50,341           -       495,123     495,123
Geology and
  engineering        2,294,197     688,563     183,506    413,336     195,225           -     3,774,827   3,587,668
Field expenses         433,257          -           -     140,479      61,245      128,653      763,634     763,634
Samples and
  geochemistry          33,613      62,597      18,751     60,175      48,047      113,034      336,217     319,202
Travel                  41,640          -           -     102,420      85,246           -       229,306     229,306
Wages                  792,309     563,370     191,516         -      102,972    1,276,596    2,926,763   2,715,823
Drilling             1,572,976          -           -     173,853          -       226,068    1,972,897   1,972,897
                    ----------  ----------  ----------  ---------  ----------   ----------  -----------  ----------

                     6,806,898   6,259,663   1,875,110    890,263     765,498    2,832,886   19,430,318  17,036,134

Less: Accumulated
  depletion           (644,232)   (338,288)   (112,544)        -           -      (704,377)  (1,799,441) (1,350,050)
                    ----------  ----------  ----------  ---------  ----------   ----------  -----------  ----------

                    $ 6,162,666 $5,921,375  $1,762,566  $ 890,263  $  765,498   $2,128,509  $17,630,877  $15,686,084

=================== =========== =========== =========== ========== ============ =========== ============ ============

          There are no exploration and development costs relating to the Cristinas 4 and 6 concessions, Knob Hill property or other properties.


          ALBINO 1 CONCESSION

          By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

          BOLIVAR GOLDFIELDS PROPERTIES


          During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. (Note 7). This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1, 2, 5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

          The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted, the CVG could exercise its authority to void the concession rights for the Marwani property. The Company believes the extensions will be granted as it is common practice for the CVG to grant these extensions.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



8. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

          CRISTINAS CONCESSIONS

          In its previous annual and quarterly financial statements, the Company has noted the status of its ongoing legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions. On September 17, 2002, the Company entered into a mining agreement (the "Agreement") with the Corporacion Venezolana de Guayana ("CVG"), acting under the authority of the Venezuelan MEM and pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. The Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company considers the continuation of its legal proceedings to be unnecessary. A brief history of the events leading to the execution of the Agreement between the Company and the CVG follows.

          In July, 1991, the CVG entered into a shareholders' agreement with Placer Dome which, among other things, granted Placer Dome the right to develop the Deposits. Pursuant to that agreement, Minera de Las Cristinas S.A. ("MINCA") was incorporated to explore and, if economically feasible, exploit the Deposits. In February, 1992, CVG, in accordance with the foregoing agreement, entered into the MINCA Contract. There was no gold produced by MINCA under the terms of the MINCA Contract and, as a result, the CVG noted Placer Dome in default of its agreement. In July 2000, Placer Dome, by agreement with the CVG was given one year to attempt to find an approved buyer or joint venture partner to put the Deposits into production. In July, 2001, immediately prior to the expiry of that one year period, Placer Dome purported to transfer its interest in MINCA to Vannessa Ventures Ltd ("Vannessa") by transferring to Vannessa its share interest in Placer Dome Venezuela C.A., a Venezuelan holding company which in turn held the controlling interest in MINCA. Vannessa was not an approved buyer under the MINCA Contract and the CVG and the MEM have refused to recognize the transfer as a result of a change of control provision in the agreement. Upon expiry of the one year period, the CVG declared the MINCA Contract in default and gave notice to Placer Dome of the requisite cure period. After the end of the cure period, with the default still not cured, CVG immediately instituted the necessary proceedings to formally and legally terminate and cancel the MINCA Contract. The MINCA Contract was terminated by CVG in November, 2001 and pursuant to the mining law, the mining assets related to the Deposits reverted to the Republic of Venezuela. The CVG, on November 16, 2001, together with a representative of MEM, a representative of the National Comptroller Office (who received the assets for the Republic of Venezuela) and a judge (who made a formal record of the proceedings) took possession of the assets. In March 2002, the MEM passed Resolution 35 whereby the MEM declared the MINCA Contract terminated and repossessed the assets on behalf of the Republic of Venezuela. Presidential Decree No. 1,757 declared the Deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. The MEM and the CVG entered into an agreement for the development of the Deposits and the MEM authorized the CVG to enter into a mine operating agreement with a third party. Under the authority of Decree No. 1,757 and the contract with MEM, CVG entered into the Agreement with Crystallex.

          The total cost incurred to September 30, 2002 was $73,866,761, which was comprised of $54,165,221 of payments in cash and $19,701,540 made through the issuance of common shares of the Company. This cost was comprised of property payment and finders' fees of $48,118,189 ($32,818,215 cash, $15,299,974 through shares), professional fees of $22,144,310 ($17,742,744 cash, $4,401,566 through shares valued at the prior 5 day weighted average trading price for the shares on the American Stock Exchange; including payments to related parties of $Nil during the nine months ended September 30, 2002 (Note 10), $105,129 during the year ended December 31, 2001, $Nil in 2000, $115,589 in 1999, $Nil in 1998, and $200,000 in 1997), and consulting fees (including cash payments of $433,333 paid to directors of the Company in 2001), travel and administrative costs.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



8. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         EL CALLAO PROPERTIES

         By an agreement dated September 12, 2000 and concurrently with the completion of the January 25, 2001 take-over bid, the Company acquired approximately 80% of the outstanding shares of ECM and, from Bema, assets related to ECM. As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela.


         CENTRAL PROPERTY

         Certain obligations with respect to the development of the Central Property existed between ECM and Corporacion Vengroup S.A. ("Vengroup") in order for ECM to maintain its 51% interest and therefore operating control over the Central Property, including the completion of a first feasibility study. If the first feasibility study was not completed, ECM was required to make an annual payment of US$500,000 to Vengroup until a future feasibility study was completed. Upon completion and acceptance of a future feasibility study, ECM was required to pay US$3,500,000 to Vengroup which, at its option, could be satisfied by forgiving a note receivable plus accrued interest which had been provided to Vengroup. Subsequent to the acquisition of ECM by the Company, ECM and Vengroup agreed to waive the requirement of a first feasibility study, the development and production of the Central Property and the annual payment of US$500,000.

         ECM did however agree to pay to Vengroup the final amount under the share purchase agreement of US$2,150,000 with interest, payable on any unpaid balance at the U.S. Prime Rate plus 1.5%. As at December 31, 2001, US$1,900,000 has been paid. Further, during 2001 ECM and Vengroup agreed to advance the payment of the US$3,500,000 to Vengroup by crediting such amount to the note receivable and to that extent reduce the said note.

         ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to up to a 3% net smelter return royalty.

         Surrounding Ground

         The mining rights to the Surrounding Ground, held by a 70% owned subsidiary of ECM, require ECM to make an initial payment of US$500,000 (US$250,000 paid) and fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted to a corporation formed by a syndicate of small miners. In addition, ECM is required to make monthly payments of US$10,000 to its subsidiary for the term of the agreement and make annual payments to the miners, equivalent to 12% of net income after taxes from the start-up date of commercial production.

         As at September 30, 2002, ECM has expended US$1,048,952 (December 31, 2001 - US$1,019,784) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.


         Mineiro Concession

         By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil. Pursuant to the terms of the agreement, the Company paid $366,987 and issued 100,000 common shares of the Company at a deemed value of $355,000.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)


8. PROPERTY, PLANT AND EQUIPMENT (cont'd.....)

         SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

         The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.


         Prior to the joint venture agreement with ACOMISUR, MEM gave notice to ACOMISUR in connection with its right to sell the concessions to the Company. ACOMISUR filed a response asserting its rights with MEM and awaits a response from MEM. Separately, the Company has filed a petition with the Venezuelan Supreme Court seeking confirmation of the title of the concessions. Management and legal counsel of the Company believe that all necessary procedures were followed and rules adhered to in order to ensure that such agreement was properly entered into by ACOMISUR and that the Company will have good title to the concessions.

         SAN GREGORIO MINING CONCESSION

         By an agreement dated October 2, 1998, the Company, through one of its subsidiaries, acquired a 100% interest in the San Gregorio mining concession in Uruguay. The Uruguayan government mining agency has granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

         KNOB HILL PROPERTY AND OTHER PROPERTIES

         Crystallex has not performed any mining activities on the Knob Hill property, located in British Columbia, Canada, or other properties.


         TITLE TO MINERAL PROPERTIES

         Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing, subject to the comments contained in this note. The properties in which the Company has committed to earn an interest are located in Uruguay, Venezuela and Brazil and the Company is therefore relying on title opinion by legal counsel who are basing such opinions on the laws of Uruguay, Venezuela and Brazil.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)




9.       DEFERRED FINANCING FEES


         Deferred financing fees of $970,331, net of accumulated amortization of $243,725, (December 31, 2001 - $1,269,652, net of accumulated amortization of $396,587) relate to costs incurred in the issuance of the convertible notes financing and for a non-recourse credit facility. The deferred financing fees are being amortized over periods ranging from one to five years.


10.      LOAN PAYABLE


         The loan payable is repayable on demand and bears interest at prime plus one percent. The Company has pledged shares in its long term investment securities as collateral. The loan was repaid during the current period.


11.      LONG-TERM DEBT

============================================= ================ ================
                                                 September 30,     December 31,
                                                      2002             2001
--------------------------------------------- ---------------- ----------------
Bank loan                                     $    17,139,332  $    17,820,718
Convertible notes                                  20,874,826        9,318,633
                                               ---------------  ---------------
                                                   38,014,158       27,139,351
Less:  Current portion of the long-term debt       (4,920,321)      (2,309,559)
                                              ---------------  ---------------
                                               $   33,093,837   $   24,829,792
============================================= ================ ================
         Bank loans

         During 1998, Minera San Gregorio S.A. entered into a bank loan facility of $24,532,800. The facility bears interest at the LIBOR plus an applicable margin, negotiated between both parties. Certain equipment is secured against the loan.

         During 2000, Mineras Bonanza C.A. entered into a bank loan facility of $12,779,750. The facility bears interest at the LIBOR plus an applicable margin. The bank loan is secured by first mortgages over all the land, buildings and chattel of Mineras Bonanza, C.A. and Revemin II, C.A.

         During 2001, the credit facilities were combined into a new bank loan facility with the same interest rates and operating assets pledged as securities.


         The Company has several restrictive covenants that govern the bank loans including cash flow and gold based ratios. The Company is in compliance with all bank loan covenants during all periods presented.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



11. LONG-TERM DEBT (cont'd.....)

         CONVERTIBLE NOTES


         As of September 30, 2002, the Company has the following convertible notes outstanding:

         $16,912,350 convertible note, maturing on September 25, 2005, bearing interest at 4% per annum calculated and paid on a quarterly basis and convertible into common shares at the option of the lender at a conversion price determined by the average of three lowest weighted price for ten consecutive days preceding the date of the conversion. The convertible note has a beneficial conversion feature that allows the lender to convert at a 95% of the market price which was recorded as additional interest expense. On issuance, $490,090 was attributable to the equity component of the convertible note and was classified in shareholders' equity as "equity component of convertible notes". The debt component of the convertible note is being accreted to its face value over the term of the convertible note by recording additional interest expense. During the period ended September 30, 2002, no convertible notes were converted into common shares of the Company. As at September 30, 2002, the carrying value of the convertible note was $16,422,260.

         $4,583,729 convertible note, maturing on September 23, 2005, bearing interest at 5.5% per annum calculated and paid on a quarterly basis and convertible into common shares at the option of the lender at a conversion price determined by the average of five lowest weighted price for twenty consecutive days preceding the date of the conversion. The convertible note has a beneficial conversion feature that allows the lender to convert at a 95% of the market price which was recorded as additional interest expense. On issuance, $131,163 was attributable to the equity component of the convertible note and was classified in shareholders' equity as "equity component of convertible notes". The debt component of the convertible note is being accreted to its face value over the term of the convertible note by recording additional interest expense. During the period ended September 30, 2002, no convertible notes were converted into common shares of the Company. As at September 30, 2002, the carrying value of the convertible note was $4,452,566.

         There are no financial covenants related to the convertible notes.

         As at September 30, 2002, the aggregate principal payments due to retire total long-term debt are as follows:


         ============================

         Year                 Amount

         ----------------------------

         2002                158,721
         2003              4,761,600
         2004              1,968,128
         2005             27,858,506

         2006              3,267,203
         ============================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



12.      STOCK-BASED COMPENSATION

         As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. Under the transitional provisions of Section 3870, comparative figures are not required.

============================================== =================
                                                  September 30,
                                                           2002
---------------------------------------------- -----------------


Net loss to common shareholders as restated    $    (21,963,878)
Compensation expense under Section 3870                (280,702)
                                               ----------------

Pro forma net loss                             $    (22,244,580)
                                               ================-

Pro forma basic and diluted loss per share     $         (0.27)

============================================== =================

         The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

=============================================== =================

Risk-free interest rate                                 2.97%
Expected life of options                             7 years
Annualized volatility                                     71%
Dividend rate                                              -
=============================================== =================


13.      CAPITAL STOCK

         At September 30, 2002, warrants were outstanding enabling the holders to acquire the following number of common shares:

================================== ========================= =================

                                                                    Weighted
                                                                     Average
                                                                   Remaining
Range of                                            Number       Contractual
Exercise Price                                   of Shares      Life (Years)
---------------------------------- ------------------------- -----------------
US$1.02 to US$2.00                               5,678,324             1.21
US$2.19 to US$2.84                               6,380,962             1.55
================================== ========================= =================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



13. CAPITAL STOCK (cont'd.....)


         The Company has a stock option plan enabling it to grant options up to 10,500,000 common shares to executive officers and directors, employees and consultants. As well, the Company obtained shareholder approval to grant additional stock options on similar terms and conditions. Under the plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to consultants, management and employees, and directors have a life of two, five and ten years, respectively. All stock options granted vest immediately.


         The following is a summary of the status of stock options outstanding at September 30, 2002:


         ================== ==================================================== ==============================
                                            Outstanding Options                       Exercisable Options

                                                    Weighted
                                                     Average          Weighted                        Weighted
                                                   Remaining           Average                         Average
         Range of                    Number      Contractual          Exercise          Number        Exercise
         Exercise Prices         of Shares      Life (Years)             Price       of Shares           Price
         ------------------ ---------------- ----------------- ----------------- --------------- --------------
         $0.85 to $1.00           1,942,500            4.12            $ 0.98        1,942,500         $  0.98
         $1.41 to $1.75           1,926,000            5.50            $ 1.52        1,926,000         $  1.52
         $2.00 to $2.65           3,732,500            7.31            $ 2.23        3,732,500         $  2.23
         ================== ================ ================= ================= =============== ==============


14.      RELATED PARTY TRANSACTIONS

         During the period, the Company entered into the following transactions with related parties:


         a) Paid mineral property acquisition costs and expense of $31,225,172 (September 30, 2002 - $1,728,748) to or on behalf of Ventures (Barbados) Ltd.


         b) Paid or accrued consulting and management fees of $340,839 (September 30, 2001 - $402,335) to directors and an officer of the Company and companies related to directors and an officer of the Company.

         c) Paid or accrued legal fees of $Nil (September 30, 2001- $437,165) to a law firm related to a director of the Company.

         The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



15.      SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

================================================== =============== ================ ================ ================
                                                        Nine Month      Nine Month     Three Month       Three Month
                                                      Period Ended    Period Ended     Period Ended     Period Ended
                                                     September 30,   September 30,    September 30,    September 30,
                                                       2002             2001             2002             2001
-------------------------------------------------- --------------- ---------------- ---------------- ----------------

Cash paid during the period for interest           $     1,113,188 $     1,531,121  $       450,960  $       879,692
================================================== =============== ================ ================ ================
Cash paid during the period for income taxes       $         -     $         -      $         -      $         -
================================================== =============== ================ ================ ================

         Significant non-cash transactions for the nine month period ended September 30, 2002 included:

         i) The Company issued 42,612 common shares, with a value of $110,955, for management fees.

        ii) The Company issued 282,554 common shares, with a value of $873,182, for mineral property payment.

       iii) The Company issued 677,711 common shares, with a value of $1,714,609, for loan payment.

        iv) The Company issued 35,430 common shares, with a value of $78,655, for finders fee.

         v) The Company issued 5,607,137 common shares upon conversion of convertible notes and accrued interest in the amount of $15,171,098.

        vi) The Company applied $1,118,437 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

         Significant non-cash transactions for the nine month period ended September 30, 2001 included:

         i) The Company issued 65,466 common shares, with a value of $104,550, for management fees.

        ii) The Company issued 450,000 common shares, with a value of $531,000, for legal fees.

       iii) The Company issued 4,142,029 common shares, with a value of $5,574,487, to acquire El Callao Mining Corp.

        iv) The Company issued 2,723,355 common shares upon conversion of convertible notes and accrued interest in the amount of $3,376,759.

         v) The Company applied $240,696 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

        vi) The Company issued 1,025,000 common shares with a value of $1,955,644. for a private placement.

       vii) The Company issued 3,076,615 common shares, with a value of $8,554,548, for loan payment

      viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



16.      SEGMENTED INFORMATION


         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to the geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

         The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.



         ====================================== =============== =============== ================ ===============


                                                       Bolivar                     San Gregorio
                                                    Goldfields       El Callao           Mining
         SEPTEMBER 30, 2002                         Properties      Properties       Concession           Total

         -------------------------------------- --------------- --------------- ---------------- ---------------

         Operating revenue                      $    2,089,270  $    7,355,507  $   24,239,090   $   33,683,867
         Operating costs                             1,552,727       9,870,260      19,656,356       31,079,343
         Amortization and depletion                  1,074,924         873,183       3,682,322        5,630,429
         Operating income (loss)                $     (538,381) $   (3,387,936) $      900,412   $   (3,025,905)

         ====================================== =============== =============== ================ ===============


         ====================================== =============== =============== ================ ===============

                                                                       Bolivar     San Gregorio
                                                                    Goldfields           Mining
         SEPTEMBER 30, 2001                                         Properties       Concession           Total

         -------------------------------------- --------------- --------------- ---------------- ---------------

         Operating revenue                                      $    9,480,323  $   29,175,755   $   38,656,098
         Operating costs                                             8,693,853      20,756,116       29,449,969
         Amortization and depletion                                  3,169,938       3,316,144        6,486,082
         Operating income                                       $    1,191,719  $    1,528,328   $    2,720,047

         ====================================== =============== =============== ================ ===============


         ====================================== =============== =============== ================ ===============


         ASSETS                                                                            2002            2001

         -------------------------------------- --------------- --------------- ---------------- ---------------


         Bolivar Goldfields Properties                                          $    42,271,166  $    42,405,341
         Crystallex International Corporation                                       114,292,197       91,272,898
         El Callao Properties                                                        26,818,724       27,116,335
         San Gregorio Mining Concession                                              31,099,779       37,549,429
                                                                                ---------------  ---------------

                                                                                $  214,481,866   $  198,344,003

         ====================================== =============== =============== ================ ===============

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



16. SEGMENTED INFORMATION (cont'd...)

         The Company's geographical reporting segments are as follows:

================================================== =============== ================ ================ ================
                                                        Nine Month                      Three Month
                                                                        Nine Month                       Three Month
                                                      Period Ended    Period Ended     Period Ended     Period Ended
                                                     September 30,   September 30,    September 30,    September 30,
                                                             2002             2001             2002             2001
-------------------------------------------------- --------------- ---------------- ---------------- ----------------

Operating revenue:


    Uruguay                                        $   24,239,090  $    29,175,755  $     7,055,868  $     6,694,797
    Venezuela                                           9,444,777        9,480,343        3,308,680        5,049,047
                                                   --------------  ---------------  ---------------  ---------------

                                                   $   33,683,867  $    38,656,098  $    10,364,548  $    11,743,844

                                                   =============== ================ ================ ================

Operating costs:

    Uruguay                                        $   19,656,355  $    20,756,116  $     6,247,619  $     7,881,416
    Venezuela                                          11,422,988        8,693,853        3,584,452        2,484,661
                                                   --------------  ---------------  ---------------  ---------------

                                                   $   31,079,343  $    29,449,969  $     9,832,071  $    10,366,077
                                                   =============== ================ ================ ================

Amortization and depletion:

    Uruguay                                        $    3,682,323  $    3,316,144   $    1,269,877   $    1,151,340
    Venezuela                                           1,948,106       3,169,938          657,567          878,375
                                                   --------------  --------------   --------------   --------------

                                                   $    5,630,429  $    6,486,082   $    1,927,444   $    2,029,715
                                                   =============== ================ ================ ================
Operating Income (loss):


    Uruguay                                        $      900,412  $    5,103,495   $     (461,628)  $     (383,307)
    Venezuela                                          (3,926,317)     (2,383,148)        (933,339)        (268,641)
                                                   --------------  --------------   --------------   --------------

                                                   $   (3,025,905) $    2,720,047   $   (1,394,967)  $     (651,948)

================================================== =============== ================ ================ ================


================================================== =============== ================ ================ ================

                                                                                     September 30,     December 31,
                                                                                               2002             2001
-------------------------------------------------- --------------- ---------------- ---------------- ----------------

Assets by geographic area:
    Brazil                                                                          $    1,545,581   $    1,547,163
    Canada                                                                               5,291,115       14,781,293
    Uruguay                                                                             31,099,780       37,549,429
    Venezuela                                                                          176,545,390      144,466,118
                                                                                    --------------   --------------

                                                                                    $  214,481,866   $  198,344,003
================================================== =============== ================ ================ ================


                                      F24

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



17.      COMMITMENTS

         Agreement


         The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Mael. The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted above, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael and required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. There are no future commitments except the 1,000,000 warrants to Red Glove hereinafter referred to and which expire September 5, 2003.

         It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. At all times, the Company's and Ventures' relationship with Red Glove has remained arm's length. The Company structured the transaction, including the incorporation and ownership of Ventures, to protect the interests of the Company's shareholders in the event that third parties sought to gain control of the Company, and thereby Mael, in a transaction which was not supported by the Company's directors.

         The cost of acquiring the shares of Mael was initially US$30,000,000, of which the Company paid US$6,500,000 (CDN$9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company to continue the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2001, 4,000,000 of the warrants have expired and 1,000,000 remained outstanding. The remaining 1,000,000 warrants will expire on September 5, 2003, unless otherwise exercised. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



17. COMMITMENTS (cont'd...)

         Agreement (cont'd...)


         sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (CDN$364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534. The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the property cost.

         The Call Right

         The call right is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such power acquires 20% or more of the Company's outstanding voting shares without the approval of the Company's Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures' shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company's shareholders, was designed to give adequate time for the Company's shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company's directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.


         Precious metal contracts

         The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At September 30, 2002, the Company had fixed forward contracts outstanding as follows:

============================ ======== ======== ======== ========= =======

Year                            2002     2003     2004      2005    2006
---------------------------- -------- -------- -------- --------- -------

Ounces                        18,363   76,848   82,608    41,130  39,996
Average Price (US$ per oz.)      294      300      300       305     310
============================ ======== ======== ======== ========= =======


         Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a stated price. Gold production for the nine month period ended September 30, 2002 and 2001 was 70,405 and 81,316 ounces, respectively. At September 30, 2002, the Company had written call options outstanding as follows:


============================ ======== ========= ======== ========= ========


Year                            2002      2003     2004      2005     2006

---------------------------- -------- --------- -------- --------- --------


Ounces                        21,000   105,852   71,456    34,932       -
Average Price (US$ per oz.)      317       306      300       295       -

============================ ======== ========= ======== ========= ========

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



17. COMMITMENTS (cont'd.....)

         Fair value of derivative financial instruments

         Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

         The carrying amounts for cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt on the balance sheet approximate fair value.


         CREDIT AND MARKET RISK

         The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

         Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices, interest rates, and currency exchange rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

         Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela and Uruguay. These receivables are primarily with government banks in Venezuela and Uruguay and one other international bank. The Company does not anticipate any losses for non-performance on these receivables. As at September 30, 2002, two customers accounted for accounts receivable greater than 10% of total accounts receivable.

         The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

         LEASE AGREEMENTS

         The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expenses charged to operations under these agreements was $127,812 (2001 - $83,989).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



17. COMMITMENTS (cont'd.....)


         Minimum lease payments under operating leases in effect through 2006 are as follows:

         ============ ===============

         Year                 Amount

         ------------ ---------------

         2002         $       47,178
         2003                188,712
         2004                188,712
         2005                119,537
         2006                 81,706
                      --------------
                      $      625,845

         ============ ===============

         Other

         One of the Company's subsidiaries has outstanding a US$1,500,000 letter of credit in connection with its environmental remediation plans.

18.      NET INCOME (LOSS) PER COMMON SHARE

         The following table outlines the calculation of basic and diluted net loss per common share:


         ============================================== ================ ================ =============== ================
                                                             Nine Month       Nine Month     Three Month      Three Month
                                                           Period Ended     Period Ended    Period Ended     Period Ended
                                                          September 30,    September 30,   September 30,    September 30,
                                                                   2002             2001            2002             2001

                                                            As Restated      As Restated     As Restated      As Restated

         ---------------------------------------------- ---------------- ---------------- --------------- ----------------

                                                              (Note 19)        (Note 19)       (Note 19)        (Note 19)


         Numerator for basic net loss per common share:

              Net loss attributable to                  $   (21,963,878) $    (2,342,758) $  (12,532,678) $    (2,200,228)
              common shareholders

         Numerator  for  diluted  net loss per  common

         share                                          $   (21,963,878) $    (2,342,758) $  (12,532,678) $    (2,200,228)

         ============================================== ================ ================ =============== ================

         Denominator for basic net loss per common
              share
           - weighted average number of outstanding
             shares                                          82,721,034       59,215,145      85,686,891       71,766,472
         Denominator for dilutive net loss per common
         share

           - adjusted weighted average number of
             outstanding shares                              82,721,034       59,215,145      85,686,891       71,766,472

         ============================================== ================ ================ =============== ================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



19.      RESTATEMENT OF FINANCIAL STATEMENTS


         The Company determined that it's written call options should be treated as derivatives and accordingly be marked-to-market at the end of each period. The following sets forth the effect of the restatements for the period ended March 31, 2002:

         ================================================== =============== =============== ================ ===============

                                                                Nine Month      Nine Month     Three Month      Three Month
                                                              Period Ended    Period Ended    Period Ended     Period Ended
                                                              September 30    September 30    September 30     September 30
                                                                      2002            2001             2002            2001

         -------------------------------------------------- --------------- --------------- ---------------- ---------------


         Balance Sheet
           Increase in deferred charges - current           $    4,820,114  $           -   $    5,314,601   $           -
           Increase in deferred charges - long term              9,806,336       3,243,582       9,896,026        2,211,273
         Statement of operations
           Increase (decrease) in operating revenue                     -       (3,575,167)             -        (1,889,056)
           Increase in non-hedge derivative gain (loss)        (14,626,450)        331,585      (9,599,409)        (322,217)
           Increase (decrease) in income or loss for the
              period                                           (14,626,450)     (3,243,582)     (9,599,409)      (2,211,273)
           Increase (decrease) in income or loss per
              share, basic and diluted                               (0.18)          (0.06)          (0.12)           (0.03)

         ================================================== =============== =============== ================ ===============

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES


         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.

         Under United States GAAP, these consolidated financial statements would be referred to as combined consolidated financial statements (Note 17).


         (1) STOCK BASED COMPENSATION

             The United States Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. In 1996, for United States reporting purposes, the Company adopted SFAS No. 123 in accounting for its stock option plan. Under Canadian GAAP, the Company elected to use the intrinsic value method permitted under CICA Handbook 3870 "Stock-Based Compensation and Other Stock-Based Payments" which became effective January 1, 2002.

             The Company uses the Black-Scholes option pricing model to determine the fair value of employee stock options at the issuance date. In determining the fair value of these employee stock options, the following assumptions were used:

============================ ================ ================
                               September 30,    September 30,
                                        2002             2001
---------------------------- ---------------- ----------------
Risk free interest rate               2.97%            4.01%
Expected life                       2 years          2 years
Expected volatility                     71%              80%
Expected dividends                     -                -
============================ ================ ================


             During the nine month period ended September 30, 2002, the Company granted 350,000 stock options (September 30, 2001 - 515,000). Therefore, application of SFAS No. 123 resulted in the reporting of compensation expense in the amount of $280,702 and $534,638 for the nine month periods ended September 30, 2002 and 2001.


             Following is a summary of the stock based compensation plan during the nine month periods ended September 30, 2002 and 2001:

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (1) STOCK BASED COMPENSATION (cont'd...)


              ===============================  ========================== ==========================

                                                  September 30, 2002         September 30, 2001
                                               -------------------------- --------------------------

                                                                Weighted                 Weighted
                                                                 Average                   Average
                                                      Number    Exercise        Number    Exercise
                                                  of shares        Price    of shares        Price
              -------------------------------  ------------- ------------ ------------ -------------
              Outstanding and exercisable,
                beginning of period               7,707,000       $ 1.70    6,315,292       $ 1.52
              Granted                               350,000         2.23      515,000         2.11
              Exercised                            (456,000)        1.66     (190,000)        1.31
              Cancelled                                  -          -         (83,292)        1.40
                                               ------------               -----------
              Outstanding and exercisable,
                end of the period                 7,601,000       $ 1.73    6,557,000       $ 1.58
              ===============================  ============= ============ ============ =============
              Weighted average fair value
                of options granted during
                the period                     $       0.80              $       1.04
              ===============================  ============= ============ ============ =============


         (2) MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS

             Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.


         (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

             For United States reporting purposes, the Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (cont'd...)


             The Santa Elena, San Miguel and Carobobo, Cristinas 4 and 6 and Knob Hill properties, which have a total capitalized mineral property and exploration and development costs of $78,626,788 for Canadian reporting purposes, have been written down for United States reporting purposes, as they have no determinable proven or probable reserves. As a result of a study of gold reserves of its mineral properties, the Company has recorded a $31,269,578 (September 30, 2001 - $991,344) write-down of its investment in mineral properties for United States reporting purposes. Since the fair value of the Company's other properties exceed their capitalized cost, there has been no adjustment to the cost of these properties. The estimated fair value of the properties would vary if future conditions do not occur in accordance with assumptions.

             Under United States GAAP, the Albino 1 Concessions were restated for the year ended December 31, 2001 to write-off the excess of the carrying value over the discounted cash flows. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.


         (4) MARKETABLE SECURITIES

             For Canadian GAAP purposes short term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the consolidated statements of operations.

             In May 1993, the FASB issued SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", which became effective for years beginning after December 31, 1993. The statement requires that certain investments be classified into available-for-sale or trading securities stated at fair market values. Any unrealized holding gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. Under SFAS No. 115, the Company's investment in marketable securities in the amount of $97,156 would be classified as trading securities and its investment in long-term investment securities in the amount of $2,643,338 would be classified as available-for-sale securities.

             ==================================================================

                                                  Gross      Gross
                                                Unrealized Unrealized    Market
                                           Cost    Gain       Loss        Value

             ------------------------------------------------------------------

             SEPTEMBER 30, 2002
             Trading securities      $   97,156  $   -     $         -  $ 97,156
             Available-for-sale
              securities              2,643,338      -      (2,235,338)  408,000
                                     ----------  --------  ------------ --------
                                     $2,740,494  $   -     $(2,235,338) $505,156

             ===================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (4) MARKETABLE SECURITIES (cont'd...)

             =========================================================================

                                                        Gross       Gross
                                                      Unrealized  Unrealized    Market
                                              Cost       Gain        Loss        Value

             ------------------------- ------------ --------- -------------- -----------

             December 31, 2001
             Trading securities        $   235,901  $ 33,817  $         -    $  269,718
             Available-for-sale
               securities                2,643,338        -     (2,033,338)     610,000
                                       -----------  --------  ------------   ----------
                                       $ 2,879,239  $ 33,817  $(2,033,338)   $  879,718

             ========================= ============ ========= ============== ===========

             Under United States GAAP, the available-for-sale securities were restated for the year ended December 31, 2001 to recognize an other-than-temporary decline in market value. See (9) Restatement of United States GAAP Financial Statements.


         (5) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

              Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities".


             At March 31, 2002, the Company's hedging contracts used to reduce exposure to precious metal prices, consisted of forward sales contracts. The Company settles these contracts through the physical delivery of production from its operations at the contract settlement dates. Therefore, the forward sales contracts meet the criteria for the normal purchases and sales exemption of SFAS No. 133, as amended by SFAS No. 138. Accordingly, recognition of the precious metals forward sales contract will continue to be deferred until settlement. Under Canadian GAAP and United States GAAP, written call options are recognized on the balance sheet as a liability measured at fair value (referred to as mark-to-market under United States GAAP) with subsequent changes in the fair value of the liability recognized in earnings in the period of change.


         (6) COMPREHENSIVE INCOME

             In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses). The purpose of reporting comprehensive income is to present a measure of all changes in shareholders' equity that result from recognized transactions and other economic events of the year, other than transactions with owners in their capacity as owners.

         (7) CONVERTIBLE NOTES


             Under Canadian GAAP, the Company presents the separate equity and liability components of the convertible notes. The equity portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The carrying amount of the equity portion represented by the option to convert the convertible notes into common shares is then determined by deducting the carrying amount of the convertible notes form the amount of the compound instrument as a whole.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (7) CONVERTIBLE NOTES (cont'd...)


             Under United States GAAP, this accounting policy is not permitted unless the convertible notes are issued with stock purchase warrants, beneficial conversion features or contingently adjustable conversion ratios, in which case a separate equity and liability component of the convertible notes is recorded upon issuance. The allocation is based on the relative fair value of the two securities at time of issuance. The beneficial conversion feature or contingently adjustable conversion ratios, if any, are recorded as a reduction of the debt and amortized over the term of the note by recording additional interest expense.


         (8) RECENT ACCOUNTING PRONOUNCEMENTS

             In March 2000, the Accounting Standards Board of the CICA issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - ("AcG 11"). The guideline addresses three distinct issues:
             (i) capitalization of cost/expenditures, (ii) impairment, and (iii) disclosure. Prior to its issuance, development stage entities were exempt from certain aspects of Canadian GAAP. AcG 11 will require that all companies account for a transaction based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 will require specific disclosure of information by development stage companies. The guideline is effective no later than fiscal periods beginning on or after April 1, 2000, which is the Company's 2001 fiscal year. The Company is aware that there are two alternative views of how AcG 11 affects mining companies with respect to the deferral of exploration costs. CICA Handbook Section 3061 "Property, Plant and Equipment" in paragraph 21 states "For mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment." The Company considers that exploration costs meeting the criteria set out in note 2 have the characteristics of property, plant and equipment and accordingly defers such costs. Under the view adopted by the Company, deferred exploration costs would not automatically be subject to regular assessments of recoverability, unless conditions, such as those discussed in AcG 11, exist.

             In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Concurrently, the Accounting Standards Board ("ASB") in Canada issued CICA Handbook Section 1581, "Business Combinations", which is consistent with SFAS No. 141. This statement will change the accounting for business combinations and goodwill. SFAS No. 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

             In June 2001, the FASB issued Statement No. 142, "Goodwill and other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Concurrently, the ASB in Canada issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142. This statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         (8) RECENT ACCOUNTING PRONOUNCEMENTS (cont'd...)


             In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Currently, expenditures related to ongoing environmental activities are charged against earnings as incurred. Estimated reclamation and closure costs including site rehabilitation are accrued by annual charges to earnings over the estimated useful life of the mine. Under SFAS 143, the Company will recognize the liability as part of the asset cost and depreciate it over the estimated useful life. The Company has not yet determined the impact of this statement on its financial statements.


             In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB Opinion No.30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company has not yet determined the impact of this statement on its consolidated financial statement.


         (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS

             The Company determined that it must amend the accounting treatment for the following items under United States GAAP:

             The carrying value of the Albino 1 Concessions as at December 31, 2001, which consists of deferred exploration costs of CDN$6,162,666 and mineral property costs of CDN$17,710,939, exceeds the discounted cash flows based on the estimated future net cash flows of the property (which considers current proven and probable mineral reserve, estimated future commodity price realization, operating costs, future capital expenditures, project financing costs and other related costs) of CDN$1,747,426. As a result, an impairment loss was recognized for the year ended December 31, 2001 which increased the Company's net loss under United States GAAP purposes by $22,126,179.

             Available-for-sale securities experienced a continuous decline in market value which was determined to be other-than temporary. As a result, the Company's net loss for United States GAAP purposes for the year of December 31, 2001 increased by $2,033,338.

             Interest expense on the beneficial conversion features of the convertible notes was expensed in full upon issuance for the year ended December 31, 2001. Under United States GAAP, the beneficial conversion features must be accreted over the life of the convertible note. As a result, the Company's net loss for United States GAAP purposes for the year ended December 31, 2001 decreased by $44,176, which represents the balance that will be amortized in future periods under US GAAP, and increased by $44,176 during the nine month period ended September 30, 2002 as the convertible notes were converted.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS (cont'd...)

             The Company did not attribute a value to the warrants for the purpose of the acquisition transaction of the shares of Mael (Note
             17). Under United States GAAP, a value should have been attributed to these warrants in 1999. As a result, the Company's capital stock and deficit for United States GAAP purposes both increased by $2,461,905 during 2001 and 2000 and loss for the year and capital stock for United States GAAP purposes both increased by $2,461,905 during 1999.

             Travel costs capitalized as mineral property costs under Canadian GAAP have been expensed under United States GAAP. There has been no effect on net loss for United States GAAP purposes as these costs have been attributed to exploration stage properties and were therefore previously expensed within the US GAAP adjustment eliminating exploration costs.

             The following sets forth the effect of the restatements for United States GAAP purposes for the three and nine month periods ended September 30, 2002:


================================================================ ===============

                                                                  September 30,
                                                                        2002


---------------------------------------------------------------- ---------------

Property, plant and equipment restated
  balance as per United States GAAP                              $ 117,667,108
 Write-down of mineral property                                     (22,126,179)
                                                                 ---------------

Property, plant and equipment restated
  balance as per United States
  GAAP, as adjusted                                              $   95,540,929

================================================================ ===============

================================================================ ===============

                                                                  September 30,
                                                                       2002

---------------------------------------------------------------- ---------------

Shareholders' equity restated balance
   as per United States GAAP                                     $   62,036,707
  Write-down of mineral property                                    (22,126,179)
                                                                 ---------------

Shareholders' equity restated balance
 as per United States GAAP, as adjusted                          $   39,910,528

============================================ =================== ===============

============================================= ================== ===============

                                                 Three Month        Nine Month
                                                Period Ended       Period Ended
                                                September 30,      September 30,
                                                    2002              2002

--------------------------------------------- ------------------ ---------------

Loss for the year restated balance
   as per United States GAAP                  $     (41,310,889) $  (53,514,158)
  Reversal of accretion of interest on
    convertible notes                                   (44,176)        (44,176)
Loss for the year restated balance
  as per United States GAAP, as adjusted       $     (41,355,065) $ (53,558,334)

============================================= ==================  ==============

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


=============================================================================== ================== ==================

                                                                                   Three Month         Nine Month
                                                                                  Period Ended       Period Ended
                                                                                 September 30,      September 30,
                                                                                       2002               2002

------------------------------------------------------------------------------- ------------------ ------------------

Basic and diluted loss per share restated balance as per United States GAAP     $          (0.48)  $          (0.65)
    Reversal of accretion of interest on convertible notes                                 (0.00)             (0.00)
                                                                                -----------------  -----------------

Basic and diluted loss per share restated balance as per United States GAAP,
    as adjusted                                                                 $          (0.48)  $          (0.65)

======================================================================================= ================== ==================


======================================================================================= ================== ==================

                                                                                            Three Month         Nine Month
                                                                                           Period Ended       Period Ended
                                                                                           September 30,      September 30,
                                                                                               2002               2002

         ------------------------------------------------------------------------------- ------------------ ------------------

         COMPREHENSIVE LOSS:

         Comprehensive loss restated balance as per United States GAAP                   $     (42,328,150) $     (55,115,690)
           Reversal of accretion of interest on convertible notes                                  (44,176)           (44,176)
                                                                                         ------------------ ------------------
         Comprehensive loss restated balance as per United States GAAP, as adjusted      $     (42,372,326) $     (55,159,866)

         =============================================================================== ================== ==================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         The impact of the above differences between Canadian GAAP and United States GAAP on the combined consolidated balance sheet items is as follows:

         ================================= ==================================================================================

                                                                          September 30, 2002
                                                                                                                    Restated
                                                Restated                          Restated                        Balance as
                                              Balance as                        Balance as   Adjustments          per United
                                            per Canadian                        per United   for US GAAP        States GAAP,
                                                    GAAP   Adjustments         States GAAP  Restatements         as Adjusted

         --------------------------------- -------------- ----------------- -------------- ------------- ---- --------------

         Current assets                    $ 14,381,416   $      -           $ 14,381,416   $      -           $ 14,381,416
         Security deposits                      192,885          -                192,885          -                192,885
         Long-term investment securities      2,643,338     (2,235,338)(1)        408,000          -                408,000

         Property, plant and equipment      122,427,13 5    (4,760,027)(2)    117,667,108     (22,126,179)(3)    95,540,929
         Property, plant and equipment
           - related party                   73,866,761    (73,866,761)(3)          -              -                  -
         Deferred financing fee                 970,331             -             970,331          -                970,331
                                           ------------   ------------       ------------   ------------       ------------
                                           $214,481,866   $(80,862,126)      $133,619,740   $(22,126,179)      $111,493,561

                                           ============== =============    ============== ============= ==== ==============


         Current liabilities               $ 22,118,557   $      -           $ 22,118,557          -           $ 22,118,557
         Reclamation provision                1,110,232          -              1,110,232          -              1,110,232
         Long-term debt                      33,093,837        621,253         33,715,090          -             33,715,090
         Deferred charges                     9,896,026          -              9,896,026          -              9,896,026
         Minority interest                    5,364,381          -              5,364,381          -              5,364,381
         Shareholders' equity               142,898,833    (81,483,379)        61,415,454    (22,126,179)        39,289,275
                                           ------------   ------------       ------------   -------------      ------------

                                           $214,481,866   $(80,862,126)      $133,619,740   $(22,126,179)      $111,493,561

         ================================= ============== =============     ============== ============= ==== ==============

         (1) Comprised of fair market value adjustment of available-for-sale securities. See (4) MARKETABLE SECURITIES.

         (2) Comprised of mineral property and exploration and development costs relating to Santa Elena, San Miguel and Carabobo, Cristinas 4 and 6, and Knob Hill properties. See (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         (3) Comprised of write-down of mineral property. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)


20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)



         ================================= =================================================================================

                                                                          December 31, 2001
                                                                                                                  Restated
                                                                                 Restated                        Balance as
                                                Restated                       Balance as     Adjustments        per United
                                              Balance as                       per United     for US GAAP      States GAAP,
                                            per Canadian                      States GAAP   Restatements        as Adjusted
                                                    GAAP    Adjustments

         --------------------------------- -------------- -------------- --- ------------- --------------- -- --------------

         Current assets                    $  27,859,341  $      33,817  (1) $  27,893,158 $       -          $  27,893,158
         Security deposits                       306,218          -                306,218         -                306,218
         Long-term investment
           securities                          2,643,338     (2,033,338) (2)       610,000         -                610,000
         Property, plant and equipment       123,623,865     (4,715,621) (3)   118,908,244   (22,126,179)  (5)   96,782,065
         Property, plant and equipment
           - related party                    42,641,589    (42,641,589) (3) -                     -                  -
         Deferred financing fee                1,269,652            -            1,269,652           -            1,269,652
                                           -------------  ------------       ------------- ------------       -------------

                                           $ 198,344,003  $ (49,356,731)     $ 148,987,272 $ (22,126,179)     $ 126,861,093

                                           ============== ============== === ============= =============== == ==============


         Current liabilities               $  19,926,621  $       -          $  19,926,621 $       -          $  19,926,621
         Reclamation provision                 1,250,151          -              1,250,151         -              1,250,151
         Long-term debt                       24,829,792        139,099  (4)    24,968,891       (44,176)  (6)   24,924,715
         Deferred charges                        646,821          -                646,821         -                646,821
         Minority interest                     7,752,099          -              7,752,099         -              7,752,099
         Shareholders' equity                143,938,519    (49,495,830)        94,442,689   (22,082,003)        72,360,686
                                           -------------  -------------      ------------- --------------     -------------

                                           $ 198,344,003  $ (49,356,731)     $ 148,987,272 $ (22,126,179)     $ 126,861,093

         ================================= ============== ============== === ============= =============== == ==============

         (1) Comprised of fair market value adjustment of trading securities. See (4) MARKETABLE SECURITIES.

         (2) Comprised of fair market value adjustment of available-for-sale securities. See (4) MARKETABLE SECURITIES.

         (3) Comprised of mineral property and exploration and development costs relating to Santa Elena, San Miguel and Carabobo, Cristinas 4 and 6, and Knob Hill properties. See (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         (4)  Comprised of unamortized equity component of convertible debt. See
              (7) CONVERTIBLE NOTES.

         (5) Comprised of write-down of mineral property. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

         (6) Comprised of accretion of interest on convertible notes. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


          The impact of the above differences between Canadian GAAP and United States GAAP on the loss for the period would be as follows

         ================================================= ================= ===== =============== ===== ===================

                                                                   Restated                                   Restated Nine
                                                                 Nine Month                                    Month Period
                                                               Period Ended           Adjustments           Ended September
                                                              September 30,           for US GAAP               30 2002, as
                                                                       2002           Restatement                  Adjusted


         ------------------------------------------------- ----------------- ----- --------------- ----- -------------------

         Loss for the period as per Canadian GAAP          $  (21,963,878)         $        -            $      (21,963,878)
           Adjustments to mineral properties                  (31,269,578)   (1)          348,944  (3)          (30,920,634)
           Accretion of interest on convertible notes               -                     (44,176) (4)              (44,176)
           Compensation expense on granting of stock
              options                                            (280,702)   (5)            -                      (280,702)
           Adjustment to mineral properties for travel
              costs                                                    -                 (348,944) (3)            (348,944)
                                                           --------------          ---------------       ------------------

         Loss for the period as per    United States GAAP  $  (53,514,158)         $      (44,176)       $      (53,558,334)

         ================================================= ================= ===== =============== ===== ===================


         Basic and diluted loss per share as per
           United States GAAP                              $        (0.65)         $        (0.00)       $             (0.65)

         ================================================= ================= ===== =============== ===== ===================

         ================================================= ================= ===== =============== ====== ==================


                                                                   Restated                                   Restated Nine
                                                                 Nine Month                                    Month Period
                                                               Period Ended           Adjustments           Ended September
                                                              September 30,           for US GAAP               30 2002, as
                                                                       2001           Restatement                  Adjusted

         ------------------------------------------------- ----------------- ----- --------------- ------ ------------------


         Loss for the period as per Canadian GAAP          $   (2,342,758)         $        -             $      (2,342,758)
           Compensation expense on granting of stock
              options                                            (534,638)   (5)            -                      (534,638)
           Adjustments to mineral properties                     (991,344)   (1)          245,500  (3)             (745,844)
           Unrealized loss on trading securities                  (99,761)   (2)               -                    (99,761)
           Adjustment to mineral properties for travel
              costs                                                     -                 (245,500) (3)             (245,500)
                                                           --------------          ---------------        ------------------
         Loss for the period as per    United States GAAP  $   (3,968,501)         $           -          $      (3,968,501)

         ================================================= ================= ===== =============== ====== ==================

         Basic and diluted loss per share as per
           United States GAAP                              $        (0.07)         $        (0.00)        $             (0.07)

         ================================================= ================= ===== =============== ====== ==================

      (1) See (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

       (2) Comprised of fair market value adjustment of trading securities. See
           (4) MARKETABLE SECURITIES.

       (3) Comprised of reclassification of travel costs. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (4) Comprised of the reversal of the accretion to income of equity component of the convertible debt. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (5) See (1) STOCK BASED COMPENSATION.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         ================================================= ================= ===== =============== ====== ==================


                                                                                                                   Restated
                                                                   Restated                                     Three Month
                                                                Three Month                                    Period Ended
                                                               Period Ended           Adjustments             September 30,
                                                              September 30,           for US GAAP                     2002,
                                                                       2002           Restatement               as Adjusted

         ------------------------------------------------- ----------------- ----- --------------- ------ ------------------

         Loss for the period as per Canadian GAAP          $  (12,532,678)         $        -             $     (12,532,678)
           Adjustments to mineral properties                  (28,497,509)   (1)          130,653  (3)          (28,366,856)
           Accretion of interest on convertible notes               -                     (44,176) (4)              (44,176)
           Compensation expense on granting of stock
              options                                            (280,702)   (5)            -                      (280,702)
           Adjustment to mineral properties for travel
              costs                                                     -                 (130,653) (3)             (130,653)
                                                           --------------          ---------------        ------------------

         Loss for the period as per United States GAAP     $  (41,310,889)         $      (44,176)        $     (41,355,065)

         ================================================= ================= ===== =============== ====== ==================


         Basic and diluted loss per share as per
           United States GAAP                              $        (0.48)         $        (0.00)        $        (0.48)

         ================================================= ================= ===== =============== ====== ==================

         ================================================= ================= ===== =============== ====== ==================

                                                                                                                   Restated
                                                                   Restated                                     Three Month
                                                                Three Month                                    Period Ended
                                                               Period Ended           Adjustments             September 30,
                                                              September 30,           for US GAAP                     2001,
                                                                       2001           Restatement               as Adjusted

         ------------------------------------------------- ----------------- ----- --------------- ------ ------------------


         Loss for the period as per Canadian GAAP          $   (2,200,228)         $        -             $      (2,200,228)
           Compensation expense on granting of stock
              options                                            (461,277)   (5)            -                      (461,277)
           Adjustments to mineral properties                   (1,879,976)   (1)           79,521  (3)           (1,800,455)
           Unrealized loss on trading securities                 (293,983)   (2)               -                   (293,983)
           Adjustment to mineral properties for travel
              costs                                                     -                 (79,521) (3)              (79,521)
                                                           --------------          ---------------        ------------------
         Loss for the period as per    United States GAAP  $   (4,835,464)         $           -          $      (4,835,464)

         ================================================= ================= ===== =============== ====== ==================

         Basic and diluted loss per share as per
           United States GAAP                              $        (0.07)         $        (0.00)        $        (0.07)

         ================================================= ================= ===== =============== ====== ==================

       (1) See (3) ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

       (2) Comprised of fair market value adjustment of trading securities. See
           (4) MARKETABLE SECURITIES.

       (3) Comprised of reclassification of travel costs. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (4) Comprised of the reversal of the accretion to income of equity component of the convertible debt. See (9) RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS.

       (5) See (1) STOCK BASED COMPENSATION.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)



20. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         The impact of the above differences between Canadian GAAP and United States GAAP on the combined consolidated statements of cash flows would be as follows:

                ================================================= ================ ================ ================ ===============

                                                                         Restated         Restated         Restated        Restated
                                                                       Nine Month       Nine Month      Three Month     Three Month
                                                                     Period Ended     Period Ended     Period Ended    Period Ended
                                                                    September 30,    September 30,    September 30,   September 30,
                                                                              2002            2001              2002           2001

           ------------------------------------------------- ---------------- ---------------- ---------------- ---------------

           Cash flows  provided  by  operating  activities,
           Canadian GAAP                                     $    (8,442,190)  $    4,490,399  $        96,210   $    1,618,118
               Adjustments to mineral properties - related
                  party                                          (30,634,320)        (399,960)     (28,518,683)        (233,982)
                                                             ---------------  ---------------  ---------------  ---------------
           Cash flows provided by operating activities
               United Stated GAAP                                (39,076,510)       4,090,439      (28,422,473)       1,384,136
                                                             ---------------  ---------------  ---------------  ---------------
           Cash flows used in investing activities,
               Canadian GAAP                                     (34,691,551)     (11,853,227)     (31,532,181)      (6,371,625)
               Adjustments to mineral properties - related
                  party                                           30,634,320          399,960       28,518,683          233,982
                                                             ---------------  ---------------  ---------------  ---------------
           Cash flows used in investing activities, United
               States GAAP                                        (4,057,231)     (11,453,267)      (3,013,498)      (6,137,643)
                                                             ---------------  ---------------- ---------------  ---------------
           Cash flows provided by financing activities,
               Canadian and United States GAAP                    29,391,605        8,385,934       23,966,884       4,657,357
                                                             ---------------  ---------------  ---------------  ---------------
           Effect of exchange rate changes on cash and
               cash equivalents                                      893,684         (506,180)       1,131,033         130,339
           Net increase (decrease) in cash and cash
               equivalents during the period                     (12,848,452)         516,926       (6,338,054)         34,189
           Cash and cash equivalents, beginning of period         14,409,831        4,418,442        7,899,433       4,901,179
                                                             ---------------  ---------------  ---------------  --------------
           Cash and cash equivalents, end of period          $     1,561,379   $    4,935,368  $     1,561,379   $   4,935,368

           ================================================= ================ ================ ================ ===============

CRYSTALLEX INTERNATIONAL CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
================================================================================


20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         ==========================================================================================================================

                                                                                                                           Restated
                                                                         Restated                                        Nine Month
                                                                       Nine Month                                      Period Ended
                                                                     Period Ended           Adjustments               September 30,
                                                                    September 30,           for US GAAP                       2002,
                                                                             2002          Restatements                 as Adjusted
         --------------------------------------------------------------------------------------------------------------------------





         COMPREHENSIVE LOSS
         Loss for the period as per United States
           GAAP                                                      $(53,514,158)        $    (44,176) (1)           $(53,558,334)
           Net change in cumulative translation
              adjustments                                              (1,399,532)                  --                  (1,399,532)
           Net change in market value of
              available-for-sale securities                              (202,000)                  --                    (202,000)
                                                                     ------------         ------------             ---------------

         Comprehensive loss for the period as per
           United States  GAAP                                       $(55,115,690)        $    (44,176)            $   (55,159,866)

         ==========================================================================================================================



         ==========================================================================================================================

                                                                                                                           Restated
                                                                         Restated                                        Nine Month
                                                                       Nine Month                                      Period Ended
                                                                     Period Ended           Adjustments               September 30,
                                                                    September 30,           for US GAAP                       2001,
                                                                             2001          Restatements                 as Adjusted
         --------------------------------------------------------------------------------------------------------------------------



         COMPREHENSIVE LOSS

         Loss for the period as per United States
           GAAP                                                      $ (3,968,501)        $         --             $    (3,968,501)
           Net change in cumulative translation
              adjustments                                               2,509,203                   --                   2,509,203
           Net change in market value of
              available-for-sale securities                              (704,000)                  --                    (704,000)
                                                                     ------------         ------------             ---------------

         Comprehensive loss for the period as per
           United States GAAP                                        $ (2,163,298)        $         --             $    (2,163,298)
         ==========================================================================================================================






       (1) Comprised of the reversal of the accretion to income of equity component of the convertible debt. See (9) Restatement of United States GAAP Financial Statements

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
================================================================================


20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)

         ===========================================================================================================================

                                                                                                                           Restated
                                                                          Restated                                      Three Month
                                                                       Three Month                                     Period Ended
                                                                      Period Ended           Adjustments              September 30,
                                                                     September 30,           for US GAAP                      2002,
                                                                              2002          Restatements                as Adjusted
         ---------------------------------------------------------------------------------------------------------------------------


         COMPREHENSIVE LOSS
         Loss for the period as per United States
           GAAP                                                      $(41,310,889)            $    (44,176) (1)        $(41,355,065)
           Net change in cumulative translation
              adjustments                                                (617,261)                      --                 (617,261)
           Net change in market value of
              available-for-sale securities                              (400,000)                      --                 (400,000)
                                                                     ------------             ------------             ------------

         Comprehensive loss for the period as per
           United States GAAP                                        $(42,328,150)            $    (44,176)            $(42,372,326)




         ===========================================================================================================================

                                                                                                                           Restated
                                                                          Restated                                      Three Month
                                                                       Three Month                                     Period Ended
                                                                      Period Ended           Adjustments              September 30,
                                                                     September 30,           for US GAAP                      2001,
                                                                              2001          Restatements                as Adjusted
         ---------------------------------------------------------------------------------------------------------------------------


         COMPREHENSIVE LOSS
         Loss for the period as per United States
           GAAP                                                      $ (1,444,636)            $         --             $ (1,444,636)
           Net change in cumulative translation
              adjustments                                               1,675,695                       --                1,675,695
           Net change in market value of
              available-for-sale securities                              (184,000)                      --                 (184,000)
                                                                     ------------             ------------             ------------

         Comprehensive loss for the period as per
           United States GAAP                                        $     47,059             $         --             $     47,059
         ===========================================================================================================================





       (1) Comprised of the reversal of the accretion to income of equity component of the convertible debt. See (9) Restatement of United States GAAP Financial Statements

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
================================================================================

20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         =======================================================================================================

                                                                                                       Restated
                                                           Restated                                  Nine Month
                                                         Nine Month                                Period Ended
                                                       Period Ended            Adjustments        September 30,
                                                      September 30,            for US GAAP                2002,
                                                               2002           Restatements          as Adjusted
         ------------------------------------------------------------------------------------------------------

         ACCUMULATED OTHER COMPREHENSIVE LOSS
         Accumulated other comprehensive loss,
           beginning of period                          $(8,048,600)          $ 2,033,338 (1)      $(6,015,262)
           Change in cumulative translation
              adjustments                                (1,399,532)                   --           (1,399,532)
           Change in market value of
              available-for-sale securities                (202,000)                   --             (202,000)


         Accumulated other comprehensive loss,
           end of period                                $(9,650,132)          $ 2,033,338          $(7,616,794)
         ======================================================================================================





         ======================================================================================================

                                                                                                       Restated
                                                           Restated                                  Nine Month
                                                         Nine Month                                Period Ended
                                                       Period Ended            Adjustments        September 30,
                                                      September 30,            for US GAAP                2001,
                                                               2001           Restatements          as Adjusted
         ------------------------------------------------------------------------------------------------------



         ACCUMULATED OTHER COMPREHENSIVE LOSS
         Accumulated other comprehensive loss,
           beginning of period                          $(3,023,189)          $        --          $(3,023,189)
           Change in cumulative translation
              adjustments                                 2,509,203                    --            2,509,203
           Change in market value of
              available-for-sale securities                (704,000)                   --             (704,000)


         Accumulated other comprehensive loss,
           end of period                                $(1,217,986)          $        --          $(1,217,986)

         ======================================================================================================





       (1) Comprised of the reversal of the change in the market value of the available-for-sale securities in order to reflect the other-than-temporary decline in the Company's available-for-sale securities for the year ended December 31, 2001. See (9) Restatement of United States GAAP Financial Statements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(Expressed in Canadian dollars)
(Unaudited - Prepared by Management)
================================================================================


20.      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.....)


         ===========================================================================================================================

                                                                                                                          Restated
                                                                       Restated                                        Three Month
                                                                    Three Month                                       Period Ended
                                                                   Period Ended                Adjustments           September 30,
                                                                  September 30,                for US GAAP                   2002,
                                                                           2002               Restatements             as Adjusted
         ---------------------------------------------------------------------------------------------------------------------------



         ACCUMULATED OTHER COMPREHENSIVE LOSS
         Accumulated other comprehensive loss,
           beginning of period                                      $(8,632,871)             $ 2,033,338(1)             $(6,599,533)
           Change in cumulative translation
              adjustments                                              (617,261)                      --                   (617,261)
           Change in market value of
              available-for-sale securities                            (400,000)                      --                   (400,000)


         Accumulated other comprehensive loss,
           end of period                                            $(9,650,132)             $ 2,033,338                $(7,616,794)





         ===========================================================================================================================

                                                                                                                          Restated
                                                                       Restated                                        Three Month
                                                                    Three Month                                       Period Ended
                                                                   Period Ended                Adjustments           September 30,
                                                                  September 30,                for US GAAP                   2001,
                                                                           2001               Restatements             as Adjusted
         ---------------------------------------------------------------------------------------------------------------------------




         ACCUMULATED OTHER COMPREHENSIVE LOSS
         Accumulated other comprehensive loss,
           beginning of period                                      $(2,709,681)             $        --                $(2,709,681)
           Change in cumulative translation
              adjustments                                             1,675,695                       --                  1,675,695
           Change in market value of
              available-for-sale securities                            (184,000)                      --                   (184,000)


         Accumulated other comprehensive loss,
           end of period                                            $(1,217,986)             $        --                $(1,217,986)





       (1) Comprised of the reversal of the change in the market value of the available-for-sale securities in order to reflect the other-than-temporary decline in the Company's available-for-sale securities for the year ended December 31, 2001. See (9) Restatement of United States GAAP Financial Statements.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
------------------------------------------------
(Registrant)


Date     March 28, 2003                       By   Daniel R. Ross
    ---------------------------                    -----------------------------
    Daniel R. Ross,                                       (Signature)*
    Executive Vice President and Corporate Counsel

      *Print the name and title of the signing officer under his signature.



                                      F-47